QuickLinks -- Click here to rapidly navigate through this document

Exhibit 20.2

First Quarter 2002
Earnings Conference Call Script
Wednesday, April 24, 2002
10:00 am Central Daylight Time

Patricia A. Bergeron
Vice President, Investor and Corporate Relations

        Thank you for joining the Thomas & Betts Corporation First Quarter 2002 conference call and webcast. I am Tricia Bergeron, vice president of investor and corporate relations. Kevin Dunnigan, our chairman and chief executive officer, and John Murphy, senior vice president and chief financial officer are with me today.

        We'll use our time together to provide perspective on the company's businesses and progress.

        If you are not familiar with the turnaround under way at Thomas & Betts, we encourage you to read our Annual Report on Form 10-K, prior press releases, conference call scripts and other recent SEC filings beginning in the second quarter 2000. These materials are available on our web site, www.tnb.com or on Edgar at www.sec.gov.

        This call is being webcast and can be accessed at our website. It is also being recorded and will be available for replay through Friday, April 26. The replay number is (402) 220-2979.

        Kevin Dunnigan will open our discussion today, followed by John Murphy. We will then take your questions.

T. Kevin Dunnigan
Chairman, President and Chief Executive Officer

        Thank you, Tricia. Good morning, and thank you for joining us today.

        It seems like we just did this when we reported our year-end results. In fact, it's been nearly two months—but a lot has happened in these two months. I'll outline the highlights in my comments later on this morning.

        As we said in our press release, if you look at underlying operating earnings, our first quarter results clearly show that we are well on the way to restoring Thomas & Betts to a leadership position in electrical markets.

        On the top line, the first quarter came in as we expected. Sales were down fourteen percent on a year-over-year basis—$342 million versus $397 million last year. Excluding revenues from previously divested or discontinued product lines, sales were down nine percent. This is well in line with our industry performance.

        Much of the decline is due to weakness in our core industrial and commercial electrical products markets, which are driven by construction and capital spending. The year 2002 started out slow and, while sales picked up somewhat in February and March, we would not characterize the market as "rebounding" quite yet.

        In addition to the overall market weakness, distributors have increased their focus on effectively managing their inventory. Over the past several months, we've seen a rise in demand for more frequent, smaller quantity shipments. We are now looking at a number of ways to cost-effectively manage this shift in a mutually beneficial manner.

        If you listened to our year-end conference call, it should come as no surprise that we recorded additional charges for the manufacturing consolidation and efficiency program in the first quarter. As we said at the outset of the manufacturing program, we expect to record approximately $80 to $90 million in pre-tax charges over the course of the program. Including $12 million taken in the first quarter, we have incurred $61 million in charges so far. We provided an update summary of the costs and charges incurred so far in the appendix to our press release.

        When we initiated the program in December, we said that the total cost would be $100 to $110 million, including capital expenditures of approximately $20 million, and that we expected $45 to $50 million in savings. We continue to be on track in both regards.

        In the first quarter, we elected to take advantage of changes in the tax laws enacted as part of the Job Creation and Worker Assistance Act of 2002. Accordingly, we will receive cash tax refunds totaling approximately $55 million, primarily in the second quarter, and we recorded an $11 million net tax charge in the first quarter. We are extremely pleased at this development, which is, unquestionably, a very positive occurrence for the company.

        Excluding the manufacturing and tax charges, first quarter net earnings would have been $7.9 million, or fourteen cents per share. This includes a $3.6 million benefit resulting from the adoption of FAS 142 in the quarter. This compares to a net loss of $1.4 million or three cents per share in the first quarter last year on a like-for-like basis.

        Even more impressive is the improvement in underlying operating earnings. We would have achieved $22 million in operating earnings for the quarter, excluding the $12 million in charges for restructuring. This compares to a loss from operations of $1 million in the same period last year.

        The significant improvement in operating earnings, despite significant lower sales, was no accident. It is the result of the many, many actions we've taken over the past 19 months to restore the business fundamentals that historically have made Thomas & Betts a strong competitor.

        In addition to lower SG&A, the new electrical products pricing schedule was a big reason why, despite a 17 percent drop in electrical segment sales, our electrical segment reported earnings of $3 million. If you exclude the costs associated with the manufacturing project, this segment earned $14 million, a major improvement over where we were last year. While this isn't our targeted goal of low double-digit operating earnings, it's a very good start.

        Clearly, the more than nine months we spent strategically realigning prices and readying our internal processes to handle the new pricing structure and related policies was worth it. Looking forward, you can expect us to continue to refine pricing and product mix to ensure profitable future growth. In fact, we expect to announce price increases on products affected by rising tariffs and steel prices this week.

        We are now reviewing pricing and invoicing policies in our utility business in the same comprehensive fashion. This business accounts for approximately ten percent of overall electrical segment sales.

        Although our Elastimold product line is the market leader in the $250 million domestic market for insulated high-voltage connectors, we don't believe that we have fully realized the potential of this business over the past several years. A key focus in 2002 is to ensure that we take full advantage of our many competitive strengths in this market.

        Of course, restructuring our manufacturing operations into a tightly knit, highly productive network is our primary focus for 2002. To date, we are very pleased with our progress in this regard. We set an aggressive schedule for ourselves but, as we told you when we initiated the project in December, we also committed the resources needed to be successful.

        In the first quarter, we closed, or nearly completed the closure of, five facilities and began moving production from these locations to other sites. We have six more to go, and most of that will occur in the second quarter. As with any transition of this magnitude, we expect pressure on operating margins as equipment is physically moved and operators complete their training.

        At the same time we have been consolidating production, we have been aggressively implementing efficiency improvements in all of the plants but, naturally, some of this activity has to wait until production lines are moved and rebuilt.

        I am pleased to report that our service levels—which we have spoken about on previous calls—continue to be at historically high levels. Our IT systems and our internal physical distribution capability are "humming" as they say, and are a distinct competitive advantage which allows us to give our distributors "one order, one shipment" on multiple product lines from many different manufacturing locations, thus improving our service and managing costs both for us and our distributors.

        I'd now like to provide an update on our other businesses.

        Our Steel Structures business continues to deliver solid performance. One issue also facing this business is rising steel prices. We are fortunate to have strong relationships with our suppliers and do not anticipate encountering any issues with supply in the foreseeable future. We also expect to adjust our pricing to reflect the higher material costs.

        In our Communications segment, actions taken last year to lower operating and sales and marketing expenses contributed to improved performance despite continued weakness in cable TV and telecom markets. We believe distributor inventories bottomed out near year-end 2001, and sales are now reflecting true end-user demand.

        Our HVAC business also continues to feel the impact of weak industrial and commercial markets. Sales were down 17 percent compared to last year's first quarter. Despite lower sales, the segment reported earnings of $1.2 million, flat with last year's first quarter results.

        On our last call, I spoke to you about our new V3 series of gas unit heaters, which we had just introduced to the trade. The V3 incorporates proprietary combustion technology that offers important competitive advantages, including improved efficiency, lower emissions, easier installation and more standard features. This product has received excellent reviews from our distributors so far and should lead to improved performance in this segment.

        Finally, I'd like to address the second quarter and year 2002 outlook.

        We expect second quarter sales to be down by five to ten percent on a year-over-year basis. Operating earnings will be under some pressure due to anticipated inefficiencies as we move production from facilities being closed to other locations. Also, the second quarter is historically the weakest quarter in our industrial HVAC heating business.

        Having said that, we are not changing the year 2002 directional guidance we provided in December and February. Assuming an improvement in economic conditions in our markets in the second half of the year, we expect to achieve low double-digit operating earnings in the fourth quarter.

        Thank you very much for your continued interest. I will now turn the call over to John Murphy.

John P. Murphy
Senior Vice President and Chief Financial Officer

        Thank you, Kevin, and good morning.

        If you've followed our progress over the past 19 months, you know that we have literally taken Thomas & Betts apart from the inside out. Along the way, we've provided detailed updates on each project and every phase of the turnaround effort. Despite these updates, we know that it has been, at times, frustrating for outside observers to fully appreciate the magnitude of this task.

        We are, therefore, pleased that the underlying metrics in the first quarter results illustrate not only the soundness of our strategies, but also our ability to effectively execute them.

        We are especially pleased with the improvement in operating earnings despite a significant drop in sales.

        In addition to what Kevin said, it's worth noting that our actions to right-size SG&A have paid off and contributed to the improvement in earnings.

        In the first quarter, SG&A was $73 million, or 21.1 percent of sales, a considerable drop from the $93 million, or 23.4 percent of sales, in the first quarter last year. At the start of the turnaround program, SG&A was nearly 30 percent of sales.

        Our target is an annual SG&A rate of 20 percent or less and we feel confident that we will hit this number when the economy picks up.

        Kevin walked you through the major components of the income statement, so I won't repeat them. I would, however, like to briefly remark on a few items.

        As we said in our release, in the first quarter 2002, we elected to take advantage of certain tax provisions included in the Job Creation and Worker Assistance Act of 2002 enacted in March which extend the carryback period from two to five years for net operating losses arising in tax years ending in 2001 and 2002. In accordance with this decision, in April, we filed our 2001 tax returns and amended prior-year returns.

        Extending the carryback period offered the opportunity to accelerate the use of part of our net operating loss carryforwards and receive a cash tax refund of $55 million this year rather than offsetting future tax liabilities. As part of this decision, we elected to convert certain foreign tax credits taken in the years 1996 and 1997 into tax deductions, which necessitated a net $11 million charge in the first quarter.

        We believe that this change in the tax code is a great benefit to Thomas & Betts as it allows us to convert long-term deferred assets into cash.

        In fact, we received $46 million of the $55 million refunds this morning.

        You may have also noticed that we changed the presentation of our income statement slightly to conform to how we present our gross margin and SG&A goals of 30 percent and 20 percent respectively. We now include R&D expense as part of the cost of goods sold and amortization of intangibles as part of SG&A. To simplify year-over-year comparisons going forward, we included a schedule of 2001 quarterly results in this format.

        And I would like to emphasize that this is not a restatement, but merely a presentation change designed to clarify our performance versus our stated goals.

        We have spoken at length about the improvements in managing working capital and our quarter-over-quarter performance during the past year has shown the results of these efforts.

        During the first quarter, we held accounts receivable flat at $189 million and reduced Days Sales Outstanding by a further eight percent since the end of 2001. Since the beginning of the turnaround, we have more than halved the level of our DSOs.

        We also held inventory flat, despite the need to build some inventory in order to ensure no service disruptions as we move production from plants we are closing to other locations.

        Capital spending was $4 million in the first quarter and we expect total capital expenditures for the year to be in the $35 to $40 million range, approximately the same as we spent in 2001.

        Net debt (which is total debt less cash, cash equivalents and marketable securities) increased by $43.3 million to $473.5 million, at the end of the quarter. The increase is primarily due to the $20 million payment made as part of a previously announced patent lawsuit settlement and $12 million in costs associated with the manufacturing consolidation and efficiency program and various other seasonal payments.

        Lastly, I want to add to Kevin's comments on the manufacturing initiative.

        When we announced this initiative last December, we set an aggressive timetable for completing what is a very complex project. So far, we have executed to plan and are on track to complete substantially all of the major program components in the targeted time frame. Our cost and savings expectations have not changed as we've moved forward with consolidating production and implementing productivity improvements.

        Planning and executing to plan are, of course, what successfully turning a company around is all about.

        While the job is, by no means, finished, we believe that our plans are on target and, thus far, we've delivered against our goals.

        Thank you. I will now turn the call back to Tricia.

Patricia A. Bergeron
Vice President, Investor and Corporate Relations

        Before opening the call up for questions, I'd like to make a couple of additional comments.

        Our prepared and informal comments contain time-sensitive information that is accurate only as of the date of today's live broadcast, April 24, 2002. Furthermore, these comments may contain forward-looking statements as defined by federal securities law. These forward-looking statements are subject to risks and uncertainties in our operating and economic environment and actual results could differ materially. Detail regarding these uncertainties can be found in Thomas & Betts Corporation's quarterly and annual filings with the Securities and Exchange Commission.

        This call is the property of Thomas & Betts Corporation. Any redistribution, retransmission, or rebroadcast of this call in any form without the express written consent of Thomas & Betts Corporation is strictly prohibited.

        Thank you. We will now open the call up to questions.

QuickLinks

  Exhibit 20.2